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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 1999

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  ___                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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

     This form 6-K incorporates the Information Circular distributed to the Company's shareholders of record as of March 26, 1999. The Information Circular was provided to shareholders in connection with the Company's annual general meeting to be held on May 14, 1999.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              INFORMATION CIRCULAR

     Unless otherwise provided, the information herein is given as of March 15, 1999.

SOLICITATION OF PROXIES

     THIS INFORMATION CIRCULAR IS BEING FURNISHED TO THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR USE AT THE ANNUAL GENERAL MEETING (THE "MEETING") BY MANAGEMENT OF THE COMPANY. THE SOLICITATION WILL BE PRIMARILY BY MAIL, HOWEVER, PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE BY THE DIRECTORS, OFFICERS OR EMPLOYEES OF THE COMPANY. THE COMPANY MAY ALSO PAY BROKERS OR OTHER PERSONS HOLDING COMMON SHARES OF THE COMPANY IN THEIR OWN NAMES OR IN THE NAMES OF NOMINEES FOR THEIR REASONABLE EXPENSES OF SENDING PROXIES AND PROXY MATERIALS TO BENEFICIAL SHAREHOLDERS FOR THE PURPOSES OF OBTAINING THEIR PROXIES.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

     Under the Articles of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10). The Company currently has five (5) directors. Each director of the Company is elected annually and holds office until the next annual general meeting of the Company unless he sooner ceases to hold office. The Company proposes to fix the number of directors to be elected at five (5) and intends to request the shareholders to elect five (5) directors at the Meeting. The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. Each nominee is currently a director of the Company.

                                                                                                           NUMBER OF
                                                                                                         COMMON SHARES
                                                                                                      BENEFICIALLY OWNED,
        NAME AND                POSITION WITH         PRINCIPAL OCCUPATION       PREVIOUS SERVICE        CONTROLLED OR
MUNICIPALITY OF RESIDENCE        THE COMPANY            OR EMPLOYMENT(1)          AS A DIRECTOR         DIRECTED(1)(2)
-------------------------       -------------         --------------------       ----------------     -------------------
David Edward Ritchie       Chairman of the          Chairman of the           Director since               4,938,223(3)
Leduc, Alberta             Board and Chief          Board and Chief           December 12, 1997
                           Executive Officer        Executive Officer
                           of the Company           of the Company

Clifford Russell Cmolik    President and Chief      President and Chief       Director since               2,098,802(4)
Surrey, B.C.               Operating Officer        Operating Officer         December 12, 1997
                           and a Director of        and a Director of
                           the Company              the Company

Peter James Blake(5)       Vice-President,          Vice-President,           Director since                 106,666
Vancouver, B.C.            Finance and              Finance and               December 12, 1997
                           Chief Financial Officer  Chief Financial Officer
                           and a Director of        and a Director of
                           the Company              the Company

Charles Edward Croft(5)    Director                 President and Director    Director since June              nil(6)
Salt Spring, B.C.                                   of Falcon Pacific         17, 1998
                                                    Financial Corp. and its
                                                    subsidiaries

George Edward Moul(5)      Director                 Director and officer of   Director since June              500(7)
West Vancouver, B.C.                                The McEmcy Company of     17, 1998
                                                    Canada Ltd., Peace
                                                    Portal Properties Ltd.
                                                    and certain other
                                                    private real estate
                                                    holding companies

---------------

NOTES:

(1) This information has been provided by the respective nominee.

(2) The number of Common Shares held includes Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3) 3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd. Both D.E.R. Auctions Ltd. and Davcorp Investments Ltd. are controlled by David Edward Ritchie.

(4) 1,421,784 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd. Both C.R.C. Auctions Ltd. and Cmolik Enterprises Ltd. are controlled by Clifford Russell Cmolik.

(5) The Company is required to have an audit committee and Messrs. Blake, Croft and Moul are members of the Audit Committee.

(6) Mr. Croft has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009.

(7) Such shares are held by Kensington Holdings Ltd., a company 100% owned by G. Edward Moul and his spouse. Mr. Moul also has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009.

     The Company is not aware that any of the above nominees will be unable or unwilling to serve, however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion, may select.

APPOINTMENT OF AUDITORS

     The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The resolution appointing auditors must be passed by way of a resolution passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 1998 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as set out herein, no insider or any associate or affiliate of any insider, has had or has any material interest, direct or indirect, in any transaction since January 1, 1998 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

     During the 12-month period ended December 31, 1998, the Company entered into agreements with D.E.R. Resorts Ltd. ("Resorts"), a corporation controlled by David E. Ritchie, the Chairman and Chief Executive Officer of the Company, pursuant to which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain customers of the Company. The agreements set forth the maximum number of excursions to be provided during a given year and the fees and costs per excursion. The Company paid to Resorts approximately U.S.$340,000 under the agreements in its financial year ended December 31, 1998. Management believes that the terms of the agreements were at least as favourable to the Company as could have been obtained from a third party. The Company and Resorts intend to enter into similar agreements in the future.

                    OTHER INFORMATION REGARDING THE COMPANY

EXECUTIVE COMPENSATION

COMPENSATION

     The following table provides a summary of the compensation earned during the last financial year by the Chief Executive Officer and the Company's four most highly compensated executive officers other than the Chief Executive Officer (such five officers are hereafter collectively called the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE
                         (all amounts in U.S. dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                             ANNUAL COMPENSATION               LONG-TERM COMPENSATION AWARDS
                                    -------------------------------------- --------------------------------------
                                                                                     AWARDS             PAYOUTS
                                                                           -------------------------- -----------
                                                                            SECURITIES   RESTRICTED
                                                                              UNDER       SHARES OR
                                                            OTHER ANNUAL     OPTIONS     RESTRICTED      LTIP        ALL OTHER
                                       SALARY      BONUS    COMPENSATION     GRANTED     SHARE UNITS    PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR       ($)         ($)          ($)           (#)           (#)          ($)           ($)
  David E. Ritchie(1)       1998      350,000    380,000     1,006           nil          nil           nil          nil
  Chairman and Chief
  Executive Officer
  C. Russell Cmolik(1)      1998      175,000    250,000     8,632           nil          nil           nil          nil
  President and Chief
  Operating Officer
  Robert K. McKay(1)        1998      125,000    200,000     4,790           nil          nil           nil          nil
  Vice-President -- Asia
  Division
  Edward H. Banser(1)       1998      125,000    160,000     15,002          nil          nil           nil          nil
  Vice-President -- South
  Central Division
  Roger W. Rummel(1)        1998      125,000    160,000     13,261          nil          nil           nil          nil
  Vice-President --
  Northwest, Southwest and
  Mexico Divisions


(1) All Named Executive Officers are employed by wholly owned subsidiaries of the Company.

(2) All bonuses were earned by the Named Executive Officers in the last financial year but were paid subsequent to the end of the financial year.

     The Company and its predecessors went through a corporate reorganization (the "Reorganization") in 1997. Of the Named Executive Officers, only Robert K. McKay, Vice-President -- Asia Division, was paid a salary and bonus as an employee during the financial year ended April 30, 1997. The other Named Executive Officers received distributions based on their interests in the predecessor entities to the Company in their capacities as partners and shareholders. Now that the Reorganization has been completed, the Named Executive Officers are each paid an annual salary and participate with other officers and employees of the Company in the Company's performance bonus program, which considers both Company and individual performance for a given year. During the eight months ended December 31, 1997, Robert K. McKay was paid a salary and bonus for the full eight months and the other Named Executive Officers were paid a salary and bonus for approximately four of the eight months.

STOCK OPTIONS GRANTED IN THE 1998 FINANCIAL YEAR

     No stock options were granted to any of the Named Executive Officers during the Company's financial year ended December 31, 1998.

EXERCISE OF OPTIONS

     No options were exercised by Named Executive Officers during the financial year ended December 31, 1998.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

     The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.

     The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers for the most recently completed or current financial year to compensate such Named Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause.

COMPOSITION OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Company consists of Messrs. Croft, Moul and Cmolik. Only Mr. Cmolik is an officer or employee of the Company.

REPORT ON EXECUTIVE COMPENSATION

     The Company's policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company's business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company's goals; and (3) ensure that the interests of management and the Company's shareholders are aligned.

     The compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists of base salary and a performance-oriented bonus. The payment of the bonus is contingent upon the performance of the Company and the individual's contribution toward that performance. The amount of such bonuses depends on the financial performance of the Company and is not subject to any minimum or maximum amount.

     Base salary levels for the Named Executive Officers are normally determined primarily on the basis of (i) the Compensation Committee's assessment of each Named Executive Officer's performance during the prior year and (ii) the Compensation Committee's understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

     Awards of bonuses depend in part upon whether the Company and its principal subsidiaries have met or exceeded targets established for the applicable year. The Compensation Committee also considers other criteria, including the contribution of individuals toward the Company's performance, in determining the range of any bonuses to be awarded. It is anticipated that bonuses paid to the Company's Named Executive Officers in future years may be paid in part by the issuance of stock options.

     For 1998, the Chief Executive Officer's base salary was determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The Chief Executive Officer's 1998 bonus was determined in light of the Company's financial performance, the Chief Executive Officer's contribution towards that performance, and a review of bonuses paid to a sample of Chief Executive Officers of comparably sized public companies.

     Report presented by:

     Charles E. Croft
     G. Edward Moul
     C. Russell Cmolik

COMPENSATION OF DIRECTORS

     In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company receive the following compensation:
U.S.$7,500 per year for board membership; U.S.$2,500 per year for committee chairmanship; U.S.$750 per meeting attended; and 3,000 options to acquire Common Shares (exercise price equal to market price on date of grant) per year. Non-employee directors may also participate in the Company's performance bonus and stock option programs in recognition of their contributions towards the overall performance of the Company. Employee directors do not receive additional compensation for their participation in board or committee activities.

     There were no other arrangements under which directors were compensated during 1998. No directors earned any compensation during 1998 for consultancy or other services provided to the Company.

DIRECTORS AND SENIOR EXECUTIVES LIABILITY INSURANCE

     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million (less a deductible of U.S.$250,000) annual protection against liability. The annual premium paid by the Company for this insurance is U.S.$133,071.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at March 26, 1999 according to the records of The Trust Company of Bank of Montreal, the registrar and transfer agent of the Company, there are 16,606,867 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 26, 1999 are entitled to receive notice of and to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company are:

                                                                 NUMBER OF         PERCENTAGE OF
                          NAME                               COMMON SHARE(S)(1)    COMMON SHARES
                          ----                               ------------------    -------------
David E. Ritchie(2)(4)...................................        4,938,223             29.7%
C. Russell Cmolik(3)(4)..................................        2,098,802             12.6%

---------------

NOTES:

(1) This information has been furnished by the person named and has been confirmed, to the extent possible by the Company.

(2) 3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie, the Chairman of the Board and Chief Executive Officer of the Company.

(3) 1,421,784 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd., both of which are controlled by Mr. Cmolik.

(4) Mr. Ritchie and Mr. Cmolik also own a company which has entered into agreements with various employees of the Company to acquire from such employees certain Common Shares or stock options of the Company held by them at nominal value if such persons cease to be employees of the Company within certain prescribed time periods or under other specified circumstances.

GENERAL PROXY INFORMATION

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT AS PROXYHOLDER ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY. IF A SHAREHOLDER DOES NOT WISH TO APPOINT EITHER PERSON SO NAMED, THE SHAREHOLDER SHOULD CHECK THE SECOND BOX ON THE PROXY AND INSERT IN THE BLANK SPACE PROVIDED THE NAME AND ADDRESS OF THE PERSON WHOM THE SHAREHOLDER WISHES TO APPOINT AS PROXYHOLDER. THAT PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

     A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

VOTING OF SHARES REPRESENTED BY PROXY

     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

     If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

     IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER IN A PROXY IN THE FORM OF THE ENCLOSED FORM OF PROXY AND ONE OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED "FOR" EACH OF THE OTHER MATTERS IDENTIFIED THEREIN.

AMENDMENTS OR VARIATIONS AND OTHER MATTERS

     Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. HOWEVER, A PROXY IN THE FORM OF THE ENCLOSED FORM WILL CONFER DISCRETIONARY AUTHORITY UPON A PROXYHOLDER NAMED THEREIN TO VOTE ON ANY AMENDMENTS TO OR VARIATIONS OF ANY OF THE MATTERS IDENTIFIED IN THE ENCLOSED NOTICE AND ON ANY OTHER MATTER WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING IN RESPECT OF WHICH SUCH PROXY HAS BEEN GRANTED.

VALIDITY OF PROXY

     A FORM OF PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY DULY AUTHORIZED IN WRITING. IN THE CASE OF A SHAREHOLDER THAT IS A CORPORATION, A PROXY WILL NOT BE VALID UNLESS IT IS EXECUTED UNDER ITS SEAL OR BY A DULY AUTHORIZED OFFICER OR AGENT OF, OR ATTORNEY FOR, SUCH CORPORATE SHAREHOLDER. IF A PROXY IS EXECUTED BY AN ATTORNEY OR AGENT FOR AN INDIVIDUAL SHAREHOLDER, OR BY AN OFFICER, ATTORNEY, AGENT OR AUTHORIZED REPRESENTATIVE OF A CORPORATE SHAREHOLDER, THE INSTRUMENT EMPOWERING THE OFFICER, ATTORNEY, AGENT OR REPRESENTATIVE, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, MUST BE DEPOSITED ALONG WITH THE PROXY.

     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

DEPOSIT OF PROXY

     IN ORDER TO BE VALID AND EFFECTIVE, AN INSTRUMENT APPOINTING A PROXYHOLDER MUST BE DEPOSITED WITH THE TRUST COMPANY OF BANK OF MONTREAL, ATTENTION: PROXY DEPARTMENT AT 595 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V7X 1L5 OR AT P.O. BOX 6002 STATION PLACE D'ARMES, MONTREAL, QUEBEC, H2Y 3S8, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

APPROVAL OF CIRCULAR

     The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

     Dated at Vancouver, British Columbia, this 31st day of March, 1999.

By Order of the Board of Directors

/s/ ROBERT S. ARMSTRONG
Robert S. Armstrong
Corporate Secretary